                                   FORM 11-K


                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION


                            Washington, D.C. 20549



        (Mark One)

        (X) Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

        For the fiscal year ended December 31, 1998
                                  -----------------

                                      or


        ( ) Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

        For the transition period from  __________________ to _________________

        Commission file number 1-11720
                               -------



                         ADVO, Inc. 401(k) Savings Plan
                  --------------------------------------------
                            (Full title of the plan)



                                   ADVO, Inc.
                                One Univac Lane,
                                  P.O. Box 755,
                             Windsor, CT 06095-0755
    ------------------------------------------------------------------------
           (Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices)

                         ADVO, Inc. 401(k) Savings Plan

                                 Annual Report

                               Index to Form 11-K

                          Year Ended December 31, 1998




Report of Independent Auditors

Financial Statements:

    Statements of Assets Available for Plan Benefits as of
       December 31, 1998 and 1997

    Statements of Changes in Assets Available for Plan
       Benefits for the years ended December 31, 1998 and 1997

    Notes to Financial Statements

Supplemental Schedules:

Schedule I - Schedule of Assets Held for Investment Purposes as of December 31, 1998

Schedule II - Schedule of Reportable Transactions for the
    Year Ended December 31, 1998


Exhibit 23 - Consent of Ernst & Young LLP

Signature

                         Report of Independent Auditors

ADVO, Inc.
Associate Savings Committee

We have audited the accompanying statements of assets available for plan benefits of the ADVO, Inc. 401(k) Savings Plan as of December 31, 1998 and 1997, and the related statements of changes in assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits of the Plan at December 31, 1998 and 1997, and the changes in its assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998, and reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The fund information in the statement of changes in assets available for plan benefits is presented for the purposes of additional analysis rather than to present the changes in assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.



                                              /s/ Ernst & Young LLP

Hartford, Connecticut
June 10, 1999

                                   ADVO, Inc.
                               401(k) Savings Plan
                Statements of Assets Available for Plan Benefits


                                                  December 31,
                                            ------------------------
Assets
------
                                               1998         1997
                                               ----         ----

Investments at Fair Value:

 Collective Investment Fund:
   Income Accumulation Fund for Employee
      Retirement Plans                      $ 7,064,105  $ 6,940,321
 Mutual Funds:
   Templeton Foreign Fund                     1,859,240    2,008,135
   Money Market Fund-MasterWorks              3,200,576    2,830,268
   S&P 500 Stock Fund-MasterWorks            16,436,134   11,817,008

  ADVO Custom Funds:
   ADVO Fidelity Asset Manager Fund          10,104,824    8,977,539
   ADVO Berger 100 Fund                       1,703,368    1,507,607
   ADVO IDS New Dimensions Fund              13,753,959   10,520,073
   ADVO Stock Fund                            3,029,823    1,882,461
                                            -----------  -----------
     Total Investments                       57,152,029   46,483,412

 Participant Loans                            1,947,171    1,524,512

 Receivables:
   Employees' Contributions                     104,240      126,566
   Employer's Contributions                      84,551       97,320
                                            -----------  -----------
     Total Receivables                          188,791      223,886
                                            -----------  -----------

   Assets Available for Plan Benefits       $59,287,991  $48,231,810
                                            ===========  ===========



                See accompanying notes to financial statements.

                                   ADVO, Inc.
          Statements of Changes in Assets Available for Plan Benefits
                          Year Ended December 31, 1998

                                                                          Fund Information
                                ----------------------------------------------------------------------------------------------------

                                    Income
                                 Accumulation
                                  Fund for       Templeton         Money        S&P 500         ADVO          ADVO     ADVO IDS New
                               Employee Retire-   Foreign       Market Fund    Stock Fund   Fidelity Asset  Berger 100  Dimensions
                                  ment Plans       Fund         MasterWorks   MasterWorks    Manager Fund     Fund         Fund
                                  ----------       ----         -----------   -----------    ------------     ----         ----
Addition to assets attributed to:
Investment income:
   Net realized and unrealized
   (depreciation)appreciation
   in fair value of investments                  ($287,589)                   2,525,496     $ 1,373,062     $ 228,531     $2,941,541
   Interest                          $396,012
   Dividends                                        201,301     $ 155,432       945,063

Contributions:
   Employee                           437,903       229,024       230,580       860,620         523,032       194,121        666,082
   Employer                           357,155       169,989       191,883       659,110         415,778       157,550        512,852
   Participant rollover                27,366        15,795        21,528       421,829         100,105        16,510         86,565
                                  -----------    ----------   -----------  ------------    ------------   -----------   ------------

Total additions                     1,218,436       328,520       599,423     5,412,118       2,411,977       596,712      4,207,040
                                  -----------    ----------   -----------  ------------    ------------   -----------   ------------

Benefit payments                      885,873       197,531       498,908       912,590         862,347       295,767      1,000,157

Interfund transfers                 (235,534)     (284,490)       266,929       123,237       (427,277)     (106,073)         22,630
                                  -----------    ----------   -----------  ------------    ------------   -----------   ------------

 Net increase (decrease) in
assets available for plan
benefits:                              97,029     (153,501)       367,444     4,622,765       1,122,353       194,872      3,229,513

Assets available for plan
benefits:
   Beginning of the year            6,986,394     2,023,299     2,846,043    11,866,685       9,011,213     1,519,128     10,564,161
                                  -----------    ----------   -----------  ------------    ------------   -----------   ------------

     End of year                  $ 7,083,423    $1,869,798   $ 3,213,487  $ 16,489,450    $ 10,133,566   $ 1,714,000   $ 13,793,674
                                  ===========    ==========   ===========  ============    ============   ===========   ============


                                              Fund Information
                                             ------------------
                                             ADVO
                                             Stock         Loan
                                             Fund          Fund            TOTAL
                                             ----          ----            -----
Addition to assets attributed to:
Investment income:
   Net realized and unrealized
   (depreciation)appreciation
   in fair value of investments            $693,853                      $7,474,894
   Interest                                               $168,933          564,945
   Dividends                                                              1,301,796

Contributions:
   Employee                                 230,175                       3,371,537
   Employer                                 179,067                       2,643,384
   Participant rollover                      46,671                         736,369
                                        -----------     ----------      -----------

Total additions                           1,149,766       168,933        16,092,925
                                        -----------     ----------      -----------

Benefit payments                            139,622        243,949        5,036,744

Interfund transfers                         142,902        497,676               --
                                        -----------     ----------      -----------
 Net increase (decrease) in
assets available for plan                 1,153,046        422,660       11,056,181
benefits:
Assets available for plan
benefits:
   Beginning of the year                  1,890,376      1,524,511       48,231,810
                                        -----------     ----------      -----------

     End of year                        $ 3,043,422     $1,947,171      $59,287,991
                                        ===========     ==========      ===========

                See accompanying notes to financial statements

                                   ADVO, Inc.
          Statements of Changes in Assets Available for Plan Benefits
                          Year Ended December 31, 1998

                                                                         Fund Information
                                ----------------------------------------------------------------------------------------------------
                                    Income
                                 Accumulation
                                   Fund for      Templeton         Money        S&P 500         ADVO           ADVO     ADVO IDS New
                               Employee Retire-   Foreign       Market Fund    Stock Fund   Fidelity Asset  Berger 100   Dimensions
                                  ment Plans       Fund         MasterWorks   MasterWorks    Manager Fund      Fund        Fund
                                  ----------       ----         -----------   -----------    ------------      ----        ----
Addition to assets attributed to

Investment income:
   Net realized and unrealized
   (depreciation)appreciation
   in fair value of investments                 $  (115,766)                $ 2,378,665     $ 1,554,787      $ 158,786  $ 1,987,067
   Interest                          $387,925
   Dividends                                        223,567     $ 151,472       409,712

Contributions:
   Employee                           418,670       236,173       236,045       743,133         530,708        172,290      690,416
   Employer                           347,176       173,976       195,642       569,450         420,623        134,913      530,302
   Participant rollover                70,943        47,643            68        22,976          57,255          8,410       54,416
                                  -----------    ----------   -----------  ------------     -----------    ----------- ------------

Total additions                     1,224,714       565,593       583,227     4,123,936       2,563,373        474,399    3,262,201
                                  -----------    ----------   -----------  ------------     -----------    ----------- ------------

Benefit payments                      950,875        92,352       420,302       744,785         754,934         98,811      735,878

Interfund transfers                   388,029        59,399      (396,164)      318,377        (160,330)      (201,318)    (168,675)
                                  -----------    ----------   -----------  ------------     -----------    ----------- ------------

 Net increase (decrease) in
assets available for plan
benefits:                             661,868       532,640      (233,239)    3,697,528       1,648,109        174,270    2,357,648

Assets available for plan
benefits:

   Beginning of the year            6,324,526     1,490,659     3,079,282     8,169,157       7,363,104      1,344,858    8,206,513
                                  -----------    ----------   -----------  ------------     -----------    ----------- ------------

     End of year                  $ 6,986,394    $2,023,299   $ 2,846,043  $ 11,866,685     $ 9,011,213    $ 1,519,128  $ 10,564,161
                                  ===========    ==========   ===========  ============     ===========    ===========  ============


                                         Fund Information
                                        -----------------
                                        ADVO
                                        Stock        Loan
                                        Fund         Fund          TOTAL
                                        ----         ----          -----
Addition to assets attributed to

Investment income:

   Net realized and unrealized
   (depreciation)appreciation
   in fair value of investments      $ 499,245                 $ 6,462,784
   Interest                                       $ 139,857        527,782
   Dividends                                                       784,751

Contributions:
   Employee                            144,238                   3,171,673
   Employer                            115,396                   2,487,478
   Participant rollover                 36,620                     298,331
                                    ----------   ----------    -----------

Total additions                        795,499      139,857     13,732,799
                                    ----------   ----------    -----------

Benefit payments                       214,657      253,130      4,265,724

Interfund transfers                     15,027      145,655             --
                                    ----------   ----------    -----------

 Net increase (decrease) in
assets available for plan
benefits:                              595,869       32,382      9,467,075

Assets available for plan
benefits:
   Beginning of the year             1,294,507    1,492,129     38,764,735
                                    ----------   ----------    -----------

     End of year                    $1,890,376   $1,524,511    $48,231,810
                                    ==========   ==========    ===========


                See accompanying notes to financial statements

                                   ADVO, Inc.
                              401(k) Savings Plan
                         Notes to Financial Statements
                               December 31, 1998

   A.  Description of the Plan
       -----------------------

   The following description of the ADVO, Inc. (the "Company") 401(k) Savings Plan ("Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

   General
   -------
   The Plan is a defined contribution plan covering all full-time exempt and non-exempt salaried employees ("participants") of the Company who have completed one year of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, (ERISA).

   Contributions
   -------------
   The Company matched a participant's pay deferral contributions in accordance with the following schedule during 1998 and 1997:

                  Employee                  Company matching
                  percentage of             contribution
                  compensation              as a percentage of
                  deferred                  compensation
               ------------------          ------------------

                      1%                           1%
                      2%                           2%
                      3%                           3%
                      4%                           4%
                      5%                           5%
                      6% - 10%                     6%

   Participants may contribute up to 10 percent of their annual compensation on a pretax basis.

   Participant Accounts
   --------------------
   Each participant's account is credited with the participant's contribution, the Company's matching contribution, and the Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

   Vesting
   -------
   Participants are immediately vested in their voluntary contributions and related employer matching contributions plus actual earnings thereon.

   Investment options
   ------------------
   Upon enrollment in the Plan, a participant may direct both the participant's and Company's matching contributions in several investment vehicles. The various investment vehicles a participant may elect as of December 31, 1998 are:

   . The Income Accumulation Fund for Employee Retirement Plans (" Income Accumulation Fund") is a collective investment fund which invests in guaranteed investment contracts, short-term fixed income securities and money market instruments.

   . The Templeton Foreign Fund is a registered mutual fund which invests in stocks and debt obligations of companies and governments outside the United States.

                                  ADVO, Inc.
                              401(k) Savings Plan
                         Notes to Financial Statements
                               December 31, 1998

A.   Description of Plan (cont.)
     --------------------------

 . The Money Market Fund-MasterWorks is a registered mutual fund comprised of instruments with maturities of less than one year, including commercial paper, corporate notes and other high quality short-term instruments.

 . The S&P 500 Stock Fund-MasterWorks is a registered mutual fund comprised of stock in S&P 500 companies.

 . The ADVO Fidelity Asset Manager Fund allocates its assets across domestic and foreign stocks, bonds, and short-term instruments and also includes money market instruments which serve as overnight sweep investments.

 . The ADVO Berger 100 Fund invests primarily in domestic and foreign stocks of established companies and also includes money market instruments which serve as overnight sweep investments.

 . The ADVO IDS New Dimensions Fund is a growth fund comprised primarily of common stocks in U.S. and foreign companies showing potential for significant growth and also includes money market instruments which serve as overnight sweep investments.

 . The ADVO Stock Fund, consists primarily of ADVO, Inc common stock and also includes money market instruments which serve as overnight sweep investments.

Payment of Benefits
-------------------
On termination of service, a participant may elect to receive a lump-sum amount equal to the value of his or her account.

Loans
-----
Participants may borrow funds subject to certain restrictions and the consent of the Associate Savings Committee.

Expenses of the Plan
--------------------
All costs and expenses of operation and administration of the Plan are paid by the Company.

ADVO Custom Funds
-----------------
Employer custom funds include the following: ADVO Fidelity Asset Manager Fund, ADVO Berger 100 Fund, ADVO IDS New Dimensions Fund and ADVO Stock Fund. Custom funds are unregistered custom separate accounts maintained by the Trustee and established by the Company for the benefit of the Plan and any other qualified plan of the Company. During 1998, the Company created a new plan for one of its subsidiaries which also has the ability to invest in these custom funds. Ownership is represented by each plans' proportionate units of participation.

Although the performance of the custom fund is based on the performance of the underlying mutual fund or company common stock, the value of a fund unit is different from the net asset value of the mutual fund or the price of one share of common stock. Changes in the unit value of the fund will be affected by price changes in the underlying mutual fund or common stock, earnings, dividends, interest and applicable fees and expenses of the fund. Additionally, the funds maintain highly liquid money market instruments which may contribute towards differences in performance between the fund units and net asset value of the underlying mutual funds or common stock.

                                   ADVO, Inc
                              401(k) Savings Plan
                         Notes to Financial Statements
                               December 31, 1998


B.   Summary of Accounting Policies
     ------------------------------

Valuation of Investments
------------------------
The fair value of investments in Mutual Funds is based on the quoted market prices of the shares held in these funds at year-end.

The fair value of investments in the Collective Investment Fund and the ADVO Custom Funds is based on the net asset value ("NAV") of participation units held by the Plan at year-end. These NAV's are calculated based on the current market value of the underlying securities and the current number of units held by participants in these funds.

Participant loans receivable are stated at net realizable value which approximates fair value.

Use of Estimates
----------------
The preparation of financial statements in conformity with generally accepted accounting principles requires plan management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. While management believes that the estimates and related assumptions in the preparation of these financial statements are appropriate, actual results could differ from those estimates.


C.   Investments
     -----------

The Plan's investments are primarily held by bank-administered trust funds. The following table presents the fair value of investments. Investments that represent 5% or more of the Plan's assets are separately identified by the following "*".

                                                       December 31,
                                               -----------------------------
                                                   1998              1997
                                                   ----              ----
     Collective Investment Fund:
     --------------------------
     Income Accumulation Fund                  $ 7,064,105*      $ 6,940,321*

     Mutual Funds
     ------------
     Templeton Foreign Fund                      1,859,240         2,008,135
     Money Market Fund-MasterWorks               3,200,576*        2,830,268*
     S&P 500 Stock Fund-MasterWorks             16,436,134*       11,817,008*

     ADVO Custom Funds:
     ------------------
     ADVO Fidelity Asset Manager Fund           10,104,824*        8,977,539*
     ADVO Berger 100 Fund                        1,703,368         1,507,607
     ADVO IDS New Dimensions Fund               13,753,959*       10,520,073*
     ADVO Stock Fund                             3,029,823*        1,882,461

                                               -----------       -----------
         TOTAL                                 $57,152,029       $46,483,412
                                               ===========       ===========

                                   ADVO, Inc
                              401(k) Savings Plan
                         Notes to Financial Statements
                               December 31, 1998



D.   Differences Between Financial Statements and Form 5500
     ------------------------------------------------------

The following is a reconciliation of assets available for plan benefits per the financial statements to the Plan's Form 5500:

                                                       December 31,
                                                --------------------------
                                                  1998              1997
                                                  ----              ----

Assets available for plan benefits
  per the financial statements                $ 59,287,991      $ 48,231,810
Amounts allocated to withdrawn
  participants                                    (775,722)          (95,083)
                                              ------------      ------------
Assets available for plan benefits
  per the Form 5500                           $ 58,512,269      $ 48,136,727
                                              ============      ============


The following is a reconciliation of benefit payments per the financial statements to the Plan's Form 5500:

                                                    Year Ended December 31,
                                                -----------------------------
                                                    1998              1997
                                                    ----              ----
Benefit payments per
   the financial statements                     $ 5,036,744       $ 4,265,724
Add: Current year amounts allocated
  to withdrawn participants                         775,722            95,083
Less: Prior year amounts allocated
   to withdrawn participants                        (95,083)         (212,566)
                                                -----------       -----------
Benefits paid to participants per
   the Form 5500                                $ 5,717,383       $ 4,148,241
                                                ===========       ===========

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year end but not yet paid.

E.   Plan Termination
     ----------------

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will remain 100 percent vested in their accounts. After payment of expenses, distributions would be made pro rata based on the value of such accounts.

F.   Income Tax Status
     -----------------

The Plan is qualified under Section 401(a) and Section 401(k) of the Internal Revenue Code ("IRC") and is, therefore, exempt from federal income taxes based on a favorable determination letter from the Internal Revenue Service dated August 23, 1995.

                                   ADVO, Inc
                              401(k) Savings Plan
                         Notes to Financial Statements
                               December 31, 1998

The Plan is required to operate in conformity with the IRC to maintain its qualification. The Associate Savings Committee is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.


G.   Asset Value Per Fund Unit
     -------------------------

The number of units, and the asset value per unit, in the Plan's investments at December 31, 1998 and 1997 are as follows:

                                                1998                         1997
                                        ---------------------       ----------------------
                                         Asset        Number         Asset         Number
                                         Value         of            Value          of
                                        Per Unit      Units         Per Unit       Units
                                        --------      -----         --------       -----

Income Accumulation Fund                $14.81       476,889         $13.95       497,379
Templeton Foreign Fund                    8.39       221,602           9.95       201,823
Money Market Fund - MasterWorks           1.00     3,200,576           1.00     2,830,268
S&P 500 Stock Fund - MasterWorks         24.61       667,864          20.39       579,549
ADVO Fidelity Asset Manager Fund         18.60       543,270          16.10       557,611
ADVO Berger 100 Fund                     18.03        94,474          15.60        96,642
ADVO IDS New Dimensions Fund             29.08       472,970          22.78       461,812
ADVO Stock Fund                          21.46       141,185          15.97       117,875

H.   Other Events
     ------------

Effective January 1, 1999, the following changes will be incorporated into the
Plan:

Investment Options:
The Plan will increase the number of investment options, from eight to nine, available to participants. A new fund, Lord Abbett Developing Growth Fund, will be added as an investment fund selection effective January 1, 1999.

In addition, two of the current investment options will be replaced by new funds effective January 1, 1999. The Barclays Asset Allocation Fund will replace the Fidelity Asset Manager Fund and the Barclays S&P MidCap Fund will replace the Berger 100 Fund. Any existing balances in the current funds will be transferred to the new funds.

Participants' Contributions:
Participants may elect to save up to 16% of eligible pay effective January 1, 1999. Previously, participants were able to save up to 10% of eligible pay.

Eligibility in the Plan:
Effective January 1, 1999, all hourly and sales associates will be eligible to participate in the Plan after completing the Plan's service requirement.

                                   ADVO, Inc
                              401(k) Savings Plan
                         Notes to Financial Statements
                               December 31, 1998



I.   Year 2000 (Unaudited)
     ---------------------

The Plan Sponsor has determined that it will be necessary to take certain steps in order to ensure that the Plan's computer systems will function properly with respect to dates in the Year 2000 and thereafter. The Plan Sponsor has identified three areas of compliance which are affected by the Year 2000 issue; information technology ("IT") systems, non-IT systems, and third parties.

The Plan Sponsor is assessing both IT and non-IT systems and has modified and/or replaced or is in the process of modifying and/or replacing systems which are not compliant. As part of the third party relationship assessment, the Plan Sponsor is sending out questionnaires and surveying third parties to ensure products, services or interfaces are in compliance or expected to be in compliance no later than September 30, 1999.

If modifications and /or replacements of IT systems associated with the data processing of the Plan, the Plan Sponsor or its third parties (service providers) are not completed timely, the Year 2000 issue could have a material impact on the operations of the Plan. Currently, the Plan Sponsor is developing formal contingency plans that address non-compliance.

The Plan Sponsor is currently proceeding on schedule in its overall Year 2000 program and is approximately 75% complete as of April 30, 1999. The project is estimated to be completed no later than September 1999.

                    S U P P L E M E N T A L   S C H E D U L E S

                                                                      Schedule I

                                  ADVO, Inc.
                              401(k) Savings Plan
                Schedule of Assets Held for Investment Purposes
                               December 31, 1998


                                             Description of Investment,
Identity of Issue, Borrower, Lessor      Including Maturity Date, Rate of
       or Similar Party                   Interest, Par or Maturity Value          Cost          Current Value
-----------------------------------      --------------------------------          ----          -------------
Collective Investment Fund:
    Income Accumulation Fund                        476,889 units               $ 7,064,105       $ 7,064,105

Mutual Funds:
   Templeton Foreign Fund                           221,602 units                 2,141,823         1,859,240
   Money Market Fund-MasterWorks                  3,200,576 units                 3,200,576         3,200,576
   S&P 500 Stock Fund-MasterWorks                   667,864 units                14,050,793        16,436,134

ADVO Custom Funds:
   ADVO Fidelity Asset Manager Fund                 543,270 units                 8,815,340        10,104,824
   ADVO Berger 100 Fund                              94,474 units                 1,499,645         1,703,368
   ADVO IDS New Dimensions Fund                     472,970 units                10,934,384        13,753,959
   ADVO Stock Fund                                  141,185 units                 2,409,185         3,029,823


Participant Loans                                           7-10%                        --         1,947,171
                                                                                -----------       -----------

    TOTAL                                                                       $50,115,851       $59,099,200
                                                                                ===========       ===========

                                                                     Schedule II
                                  ADVO, Inc.
                              401(k) Savings Plan
                      Schedule of Reportable Transactions
                     For the Year Ended December 31, 1998

Category (iii) -- Series Transactions in excess of 5% of plan assets
--------------------------------------------------------------------

                                                                                                       Current
                                                                            Expenses                   Value of
                                                                            Incurred                   Asset on       Net
Identity of        Description         Purchase      Selling      Lease     with            Cost of    Transaction    Gain
Party Involved     of Assets           Price         Price        Rental    Transaction     Asset      Date          (Loss)
--------------     ---------           -----         -----        ------    -----------     -----      ----          ------
Collective         Income
Investment Fund -  Accumulation
Merrill Lynch      Fund              1,956,554                                             1,956,554   1,956,554

"         "        "        "                      2,228,752                               2,228,752   2,228,752

Mutual Funds -     S&P 500
Merrill Lynch      Stock Fund-
                   MasterWorks       3,983,577                                             3,983,577   3,983,577

"         "        "        "                      1,889,947                               1,202,944   1,889,947      687,003

"         "        Money Market
                   Fund-Masterworks  1,469,114                                             1,469,114   1,469,114

"          "       "        "                      1,098,806                               1,098,806   1,098,806

ADVO Custom        ADVO Fidelity
Funds              Asset Manager
                   Fund              1,400,543                                             1,400,543   1,400,543

"          "       "        "                      1,646,319                               1,120,783   1,646,319      525,536

"          "       ADVO IDS New
                   Dimensions
                   Fund              2,036,622                                             2,036,622   2,036,622

"          "       "         "                     1,744,278                               1,042,677   1,744,278      701,601



There were no category (i), (ii) or (iv) reportable transactions during 1998.


Note: Fair value at the transaction date is equivalent to the purchase cost or selling price.

                                   SIGNATURE





     Pursuant to the requirements of the Securities Exchange Act of 1934, the ADVO, Inc, Associate Savings Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                                 ADVO, Inc.
                                 401(k) Savings Plan





Date: June 28, 1999              By:  /s/ WILLIAM E. CROWLEY
      -------------                 ----------------------------------
                                      William E. Crowley
                                      Committee Secretary
                                      ADVO, Inc. Associate Savings Committee